UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.    )

Frozen Food Express Industries, Inc.

(Name of Subject Company)

DUFF BROTHERS CAPITAL CORPORATION

Owned by: the Thomas Milton Duff Amended and Restated Trust Agreement and

the James Ernest Duff Amended and Restated Trust Agreement

and controlled by Thomas Milton Duff and James Ernest Duff

(Name of Filing Persons [Offerors])

COMMON STOCK, $1.50 PAR VALUE

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

Thomas Milton Duff

529 Industrial Park Rd.

Columbia, MS 39429

601-424-3210

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ralph S. Janvey, Esq.

Krage & Janvey, L.L.P.

2100 Ross Avenue

Suite 2600

Dallas, TX 75201

(214) 397-1912

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*  No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	N/A
Form or Registration No:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Duff Brothers Capital Corporation., a Texas corporation (“Purchaser”) for the outstanding common stock of Frozen Food Express Industries, Inc. (“FFE”).  Purchaser is owned by the Thomas Milton Duff Amended and Restated Trust Agreement and the James Ernest Duff Amended and Restated Trust Agreement.  The Purchaser’s owners are controlled by Thomas Milton Duff and James Ernest Duff as trustee of the respective trust bearing their name.  Together, the Purchaser, the Thomas Milton Duff Amended and Restated Trust Agreement, the James Ernest Duff Amended and Restated Trust Agreement, Thomas Milton Duff, and James Ernest Duff are the Filing Persons of this Schedule TO and the Bidders for the purposes of the planned tender offer.

The exhibits filed herewith are neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of FFE’s common stock described in this filing has not commenced.  At the time the offer is commenced, the Filing Persons will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and FFE will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal, and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer.  Those materials will be made available to FFE’s stockholders at no expense to them.  In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Exhibits.

(a)(5)(i)	Joint Press Release issued by Purchaser and FFE dated July 15, 2013

(a)(5)(ii)

Keepwell Agreement, dated as of July 12, 2013, by and among James E. Duff and Thomas M. Duff in favor of FFE, incorporated herein by reference to Exhibit 2.5 to the Form 8-K filed on July 15, 2013 by FFE

(d)(1)

Agreement and Plan of Merger, dated as of July 12, 2013, by and among Purchaser, Duff Brothers Subsidiary, Inc. (“Merger Sub”), and FFE, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed on July 15, 2013 by FFE

(d)(2)	Tender and Voting Agreements, among Purchaser, Merger Sub, and certain stockholders of FFE, incorporated herein by reference to Exhibits 2.2, 2.3, and 2.4 to the Form 8-K filed on July 15, 2013 by FFE